THE ASSOCIATES COMPLETES ACQUISITION OF
SPS TRANSACTION SERVICES

     DALLAS, Oct. 19, 1998 - Associates First Capital Corporation (NYSE: AFS) today announced it has completed the previously announced acquisition of the assets of SPS Transaction Services, Inc., (NYSE: PAY), creating a significant new platform for growth in the private-label credit card market. The sale price, announced April 20, was $896 million and the transaction was completed Friday, October 16, after the stock markets closed.

The Associates is the largest provider of private-label credit card management services to the U.S. oil industry, highlighted by its full-service relationships with Texaco and Amoco. The addition of SPS brings to The Associates a large portfolio of consumer and commercial private-label credit card relationships that include such well-known retail brands as Radio Shack, Goodyear, Staples, Office Depot and Office Max. The SPS acquisition also gives The Associates new capabilities in network processing and inbound teleservices.

     "This acquisition substantially increases our presence in the private-label credit card business, a market where we have already established a good reputation and considerable expertise," said Keith W. Hughes, chairman and chief executive officer of The Associates. "We are eager to begin exploring the growth opportunities that our expanded operation will develop. "We are gaining an excellent business with 4,500 talented people, access to millions of new customers and a technology platform that is second to none," Mr. Hughes added.
-more-

     SPS processes credit card transactions, administers consumer private-label credit card programs, processes commercial accounts receivables and handles inbound telemarketing services. The company's 4,500 employees operate from its Riverwoods, Ill. headquarters and four services centers located in Gray, Tenn., Asheville, N.C., Sioux Falls, S.D., and Layton, Utah.

The Associates, established in 1918, is a leading provider of consumer and commercial financing, leasing and related services worldwide. Headquartered in Dallas, it is one of the nation's 100 largest corporations, based on market capitalization.
# # #

Contact information:
News media:         (972) 652-4522

Securities analysts:     (972) 652-7294
                         investor_relations@afcc.com

Shareholders:       1-888-NYSE-AFS